Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: August 2, 2006

For immediate release

MITTAL STEEL COMPANY N.V. REPORTS SECOND QUARTER AND HALF YEAR RESULTS 2006

Rotterdam, August 2, 2006 - Mittal Steel Company N.V. (“Mittal Steel” or “the Company”), the world’s largest and most global steel company, today announced results for the three months ended June 30, 2006.

Highlights:
  Excellent results, higher than guidance
  Operating income in Q206 up almost 50% from Q106
  EPS up 36% from Q106
  Operating income expected to increase by approximately 25% in Q306 on Q206 levels
(US dollars in millions except per share and shipment data)

	2Q 2006	1Q 2006	2Q 2005	1H 2006	1H 2005
Shipments (000’ST)	16,763	15,597	12,181	32,360	22,560
Sales	$9,230	$8,430	$7,604	$17,660	$14,028
Operating income	1,517	1,017	1,391	2,534	3,110
Net income	1,015	743	1,090	1,758	2,237
Basic Earnings Per Share	1.44	1.06	1.57	2.49	3.35

The results for 2005 include Mittal Steel USA ISG Inc. (“ISG”), formerly International Steel Group, from April 15, 2005 and the results of Mittal Steel Kryviy Rih, formerly Kryvorizhstal, from November 26, 2005. The results for 2006 include the results of certain Stelco subsidiaries (namely Norambar Inc. and Stelfil Ltée plants located in Quebec and the Stelwire Ltd. plant in Ontario), from February 1, 2006. As a result, prior period results are not entirely comparable.

Commenting, Lakshmi N Mittal, Chairman and CEO Mittal Steel Company, said:

“We are delighted to report a very strong set of results for the second quarter, with operating income increasing some 49% compared with the first quarter. This improvement is due to improved market conditions in all three of our main operating regions. As we anticipated in May, the recovery is now underway in Asia resulting into higher selling prices. Additionally, we have delivered a strong performance in Europe, particularly in the Ukraine where synergies are now being delivered, and in America, where costs have been reduced.

“Looking forward, we expect market conditions to continue to improve, driving further growth in shipments and operating income in the third quarter.

“Meanwhile approximately 92% of Arcelor’s equity holders (on a fully diluted basis) have accepted our offer for the company and we are now focused on achieving a successful integration. The underlying fundamentals for the industry in the long-term remain positive and we are very excited about the potential of the Company.”

SECOND QUARTER 2006 EARNINGS ANALYST CONFERENCE CALL

Mittal Steel management and Arcelor management will host a combined conference call for members of the investment community to discuss the financial performance of Mittal Steel and Arcelor at 9:00 AM New York time / 2:00 PM London time / 3:00 PM CET on Wednesday, August 2, 2006. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Date: Wednesday, August 2nd

Time: 9:00 am New York Time / 2:00 pm London Time / 3:00 pm CET

Dial-In Number from within the U.S.: + 1 866 4327 186

Dial-In Number from within the U.K.: + 44 207 0705 579

For individuals unable to participate in the conference call, a telephone replay will be available until September 1, 2006 at:

International Replay Number: + 44 208 196 1998

Access code 634819#

A web cast of the conference call can also be accessed via www.mittalsteel.com and will be available for one week. Real Player or Windows Media Player will be required in order to access the web cast.

SECOND QUARTER 2006 MEDIA CONFERENCE CALL

Additionally, Arcelor and Mittal Steel will host a joint conference call for media today at:

Date: Wednesday, August 2nd

Time: 8:00 am New York Time / 1:00 pm London Time / 2:00 pm CET

The dial in number: +44 20 7070 5579

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006, and July 5, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, dated June 7, 2006, an Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, a prospectus supplement dated July 7, 2006, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Exchange Offer Prospectus, the prospectus supplement thereto, and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus, the prospectus supplement thereto and related documents are available on the SEC’s website at www.sec.gov.

For further information, visit our web site: www.mittalsteel.com, or call:

Mittal Steel Company N.V.	Mittal Steel Company N.V.
Julien Onillon,	Thomas A. McCue,
Director, Investor Relations	Director, North American Investor Relations
+44 (0)20 7543 1136	(and Treasurer Mittal Steel USA)
+1 312 899 3927
Mittal Steel Company N.V.
Do-hyun AN,
Manager, Investor Relations
+44 (0)20 7543 1150

MITTAL STEEL COMPANY N.V. REPORTS
SECOND QUARTER 2006 RESULTS

Mittal Steel Company N.V. (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), net income for the three months ended June 30, 2006, was $1.0 billion or $1.44 per share, as compared with net income of $743 million or $1.06 per share for the three months ended March 31, 2006, and $1.1 billion or $1.57 per share for the three months ended June 30, 2005.

Consolidated sales and operating income for the three months ended June 30, 2006, were $9.2 billion and $1.5 billion, respectively, as compared with $8.4 billion and $1.0 billion, respectively, for the three months ended March 31, 2006, and as compared with $7.6 billion and $1.4 billion, respectively, for the three months ended June 30, 2005.

Total steel shipments1 for the three months ended June 30, 2006, were 16.8 million tons as compared with 15.6 million tons for the three months ended March 31, 2006, and 12.2 million tons for the three months ended June 30, 2005.

Group inter-company transactions have been eliminated in financial consolidation. The financial information in this press release has been prepared based on accounting principles generally accepted in the United States of America (“US GAAP”). Appendix 1 includes reconciliation from US GAAP to International Financial Reporting Standards as endorsed by the European Union (“IRFS”) and Appendix 4 includes financial information prepared on the basis of IFRS.

Analysis of operations

The following analysis of operations includes Mittal Steel USA ISG Inc. (“ISG”), formerly International Steel Group, from April 15, 2005, the results of Mittal Steel Kryviy Rih, formerly Kryvorizhstal (Ukraine), from November 26, 2005, and the results of certain former Stelco subsidiaries (namely Norambar Inc. and Stelfil Ltée plants located in Quebec and the Stelwire Ltd. plant in Ontario), from February 1, 2006. As a result, prior period results are not entirely comparable.

Steel shipments in the three months ended June 30, 2006, were higher by 7% as compared with the three months ended March 31, 2006, primarily due to improved market conditions for our products and improved sales volumes at Mittal Steel Kryviy Rih. Steel shipments for the three months ended June 30, 2006, were 38% higher as compared with the three months ended June 30, 2005, due primarily to the inclusion of ISG and Mittal Steel Kryviy Rih (16% higher excluding ISG and Mittal Steel Kryviy Rih).

Average selling prices in the three months ended June 30, 2006, were higher by 3% as compared with the three months ended March 31, 2006, due to an improved market. However, average selling prices in the three months ended June 30, 2006, were lower by 7% as compared with the three months ended June 30, 2005 (4% lower excluding ISG and Mittal Steel Kryviy Rih).

Average cost of sales (excluding depreciation) per ton during the three months ended June 30, 2006, were lower by 2% as compared with the three months ended March 31, 2006, primarily due to improved steel production. Average cost of sales (excluding depreciation) per ton during the three months ended June 30, 2006, was lower by 6% as compared with the three months ended June 30, 2005, due primarily to the lower cost base of Mittal Steel Kryviy Rih relative to Mittal Steel’s other operations (1% lower excluding ISG and Mittal Steel Kryviy Rih).

Selling, general and administrative expenses in the three months ended June 30, 2006, decreased by 8% as compared with the three months ended March 31, 2006, primarily due to capitalized mergers and acquisition related expenses included in first quarter 2006. In the three months ended June 30, 2006, selling, general and administrative expenses decreased by

1 Total steel shipments include inter-company shipments.

2% as compared with the three months ended June 30, 2005 (14% lower excluding ISG and Mittal Steel Kryviy Rih).

Other operating income for the three months ended June 30, 2006, was $52 million which includes $34 million reversal of certain provisions in Europe and $6 million worth of CO2 emissions sales in Europe. This compares to $19 million for the three months ended March 31, 2006, which includes $31 million of CO2 emission sales in Europe. There was no other operating income for the three months ended June 30, 2005.

Operating income for the three months ended June 30, 2006, was $1.5 billion as compared with $1.0 billion for the three months ended March 31, 2006. Operating income for the three months ended June 30, 2005, was $1.4 billion.

Other income (expense)-net for the three months ended June 30, 2006, was $3 million as compared with $7 million for the three months ended March 31, 2006. Other income (expense)-net for the three months ended June 30, 2005, was $35 million, which included a gain from sale of property and dividends from our investments.

Income from equity method investments for the three months ended June 30, 2006, was $13 million as compared with $25 million for the three months ended March 31, 2006. Income from equity method investments were $32 million for the three months ended June 30, 2005.

Net interest expense for the three months ended June 30, 2006, declined to $102 million as compared with $110 million for the three months ended March 31, 2006, following an overall reduction in net debt. Net interest expense for the three months ended June 30, 2005, was $55 million.

Income tax expense for the three months ended June 30, 2006, amounted to $370 million as compared with $116 million for the three months ended March 31, 2006. The effective tax rate for the three months ended June 30, 2006, was 25% as compared with 12% for three months ended March 31, 2006. The effective tax rate for the three months ended March 31, 2006 was lower primarily due to the release of valuation allowances of $107 million. Income tax expense for the three months ended June 30, 2005, amounted to $165 million with an effective tax rate of 12%.

Net income for the three months ended June 30, 2006, increased to $1,015 million as compared with the three months ended March 31, 2006, of $743 million. Net income for the three months ended June 30, 2006, was lower as compared with $1,090 million for the three months ended June 30, 2005, owing to the reasons discussed above.

Americas

Total steel shipments in the Americas region were 6.9 million tons in the three months ended June 30, 2006, as compared with 6.8 million tons for the three months ended March 31, 2006, primarily due to improved market conditions for our products particularly in our Mexican operations. The effect of these improved market conditions was partly offset by reduced shipments at Mittal Steel USA resulting from a fire in its Indiana Harbor facility in East Chicago on April 28, 2006, which halted production in one of the steelmaking shops. This decreased steel production by approximately 200,000 tons and at Mittal Steel USA’s Sparrows Point facility which faced severe production issues following a lightning strike at an electrical substation during a storm on June 23, 2006. The Mittal Steel USA’s Sparrows Point facility is expected to lose approximately 250,000 tons of ironmaking as a result of the incident. The damage to equipment and losses associated with business interruption in excess of the Company’s deductible is to be covered by insurance in both instances.

Total steel shipments were higher in the three months ended June 30, 2006, as compared with 5.4 million tons for the three months ended June 30, 2005, primarily due to the inclusion of ISG. Excluding the impact of ISG, total steel shipments were higher in the three months ended June 30, 2006, at 3.0 million tons, as compared with 2.6 million tons for the three months ended June 30, 2005.

Sales were higher at $4.2 billion for the three months ended June 30, 2006, as compared with $4.1 billion for the three months ended March 31, 2006, primarily as a result of increased shipments and a marginal increase in selling prices. Sales were higher in the three months ended June 30, 2006, as compared with $3.5 billion for the three months ended June 30, 2005, primarily due to the inclusion of ISG, with increased shipments offset by marginally lower selling prices. Excluding the impact of ISG, sales were higher at $1.6 billion in the three months ended June 30, 2006, as compared with $1.5 billion for the three months ended June 30, 2005.

Operating income was higher at $448 million for the three months ended June 30, 2006, as compared with $340 million for the three months ended March 31, 2006, primarily due to higher volumes and marginally higher average selling prices, as well as lower costs. Operating income for the three months ended June 30, 2006, remained flat as compared with the three months ended June 30, 2005, as the impact of higher shipments and lower cost of sales was offset by lower selling prices. Excluding the impact of ISG, operating income was lower at $173 million for the three months ended June 30, 2006, as compared with $270 million for the three months ended June 30, 2005.

Europe

Total steel shipments in the European region were 6.8 million tons for the three months ended June 30, 2006, as compared with 5.8 million tons for the three months ended March 31, 2006. Total steel shipments were higher in the three months ended June 30, 2006, as compared with 4.0 million tons for the three months ended June 30, 2005, primarily due to the inclusion of Mittal Steel Kryviy Rih. Excluding Mittal Steel Kryviy Rih, total steel shipments in the European region were higher at 4.8 million tons for the three months ended June 30, 2006, as compared with 4.0 million tons for the three months ended June 30, 2005.

Sales were higher at $3.5 billion in the three months ended June 30, 2006, as compared with $2.9 billion for the three months ended March 31, 2006, primarily due to improved shipments in our Ukrainian operations and higher selling prices. Sales were higher in the three months ended June 30, 2006, as compared to $2.6 billion for the three months ended June 30, 2005, primarily due to the inclusion of Mittal Steel Kryviy Rih as well as improved shipments in our Czech and Polish operations, the effect of which was partially offset by reduced selling prices primarily in our German and French operations. Excluding Mittal Steel Kryviy Rih, sales were higher at $2.7 billion in the three months ended June 30, 2006, as compared with $2.6 billion for the three months ended June 30, 2005, due to higher shipments partially offset by lower selling prices.

Operating income was higher at $719 million for the three months ended June 30, 2006 as compared with $344 million for the three months ended March 31, 2006, primarily due to higher volumes, higher selling prices and marginally lower costs. Operating income for the three months ended March 31, 2006 also includes $56 million from the reduction of customer rebates. Operating income for the three months ended June 30, 2006, was higher as compared with $263 million for the three months ended June 30, 2005 primarily due to higher volumes and lower costs offset by reduced selling prices as well as the inclusion of Mittal Steel Kryviy Rih. Excluding Mittal Steel Kryviy Rih, operating income was higher at $501 million for the three months ended June 30, 2006, as compared with $263 million for the three months ended June 30, 2005.

Asia & Africa

Total steel shipments in the Asia & Africa region were 3.1 million tons in the three months ended June 30, 2006, as compared with 3.0 million tons for three months ended March 31, 2006 and 2.7 million tons for the three months ended June 30, 2005.

Sales were higher at $1.7 billion in the three months ended June 30, 2006, as compared with $1.6 billion for the three months ended March 31, 2006 primarily due to higher volumes and selling prices. Sales were lower in the three months ended June 30, 2006, as compared with $2.1 billion for the three months ended June 30, 2005 primarily due to higher shipments offset by lower selling prices.

Operating income was higher at $326 million for the three months ended June 30, 2006, as compared with $282 million for the three months ended March 31, 2006, primarily due to higher shipments and selling prices partially offset by increased costs. Operating income for the three months ended June 30, 2006 was lower as compared with $678 million for the three months ended June 30, 2005, primarily due to higher shipments offset by lower selling prices and higher costs.

Liquidity / Capital resources

The Company’s liquidity position remains strong. As of June 30, 2006, the Company’s cash and cash equivalents including restricted cash and short-term investments were $3.2 billion ($2.2 billion at March 31, 2006). Restricted cash at June 30, 2006 includes $987 million in respect of cash collateral provided for a bank guarantee in connection with the Arcelor offer. In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $2.2 billion at June 30, 2006, as compared with $2.3 billion at March 31, 2006.

For the three months ended June 30, 2006, net cash provided by operating activities was $1,719 million, as compared with $388 million for the three months ended March 31, 2006, primarily due to the increase in trade accounts payables and improvements in trade account receivables. For the three months ended June 30, 2005, net cash provided by operating activities was $983 million. Net working capital (inventory plus accounts receivable plus prepaid expenses minus accounts payable minus accrued expenses and other liabilities) improved by $285 million.

As of June 30, 2006 the Company’s net debt (which includes long-term debt plus short-term debt less cash and cash equivalents, short term investments and restricted cash) declined by $1.1 billion to $5.1 billion as compared to $6.2 billion at March 31, 2006.

Capital expenditure during the three months ended June 30, 2006, was $348 million as compared with $263 million for the three months ended March 31, 2006, and $255 million for the three months ended June 30, 2005.

Depreciation during the three months ended June 30, 2006, was $261 million as compared with $287 million for the three months ended March 31, 2006. Depreciation during the three months ended June 30, 2006, was higher as compared with $192 million for the three months ended June 30, 2005 (primarily due to inclusion of ISG and Mittal Steel Kryviy Rih).

As previously announced, Mittal Steel will pay a US$ 0.125 per share quarterly dividend on September 15, 2006.

During the three months ended June 30, 2006, Mittal Steel paid interim dividends of $105 million which includes a $17 million dividend payment to the Ukraine government. During the three months ended March 31, 2006, Mittal Steel paid interim dividends of $136 million (including $48 million of dividends paid to minority shareholders at Mittal Steel’s South African subsidiary).

On April 1, 2006, Ispat Inland ULC redeemed $150 million of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010. The floating rate notes were redeemed at a price of 103.0% of the principal amount (the call premium of $4.5 million was expensed in the three months ended March 31, 2006).

On April 4, 2006, Mittal Steel signed a $200 million loan agreement with the European Bank for Reconstruction and Development for on-lending to Mittal Steel Kryviy Rih. The loan has a maturity of seven years and bears interest based on LIBOR plus a margin based on a ratings grid. Drawdown of this facility took place on May 10, 2006.

On April 20, 2006, the Pension Benefit Guaranty Corporation (“PBGC”) converted the entire $35 million outstanding principal amount plus accrued interest of the convertible note issued by ISG into 1,268,719 class A common shares of Mittal Steel.

On May 23, 2006, the Company entered into a €2.8 billion (approximately $3.4 billion) credit agreement to finance (together with a €5.0 billion (approximately $6.1 billion) credit agreement entered into on January 30, 2006 with the same group of lenders) the cash portion of the offer for Arcelor.

Mittal Steel’s $3.5 billion Bridge financing facility used for the Mittal Steel Kryviy Rih acquisition has been repaid in full on June 26, 2006 with the proceeds of the Company’s €3.0 billion credit agreement. This Bridge facility was subsequently cancelled.

Recent Developments

•	On July 26, 2006 Mittal Steel Company N.V. announced the final results of the initial offering period of its offer for Arcelor securities, which expired on July 13 in Belgium, France, Luxembourg, Spain and the U.S. As of such date, in the aggregate:
• 594,549,753 Arcelor shares have been tendered (including Arcelor shares underlying Arcelor ADSs tendered in the U.S. offer); and
• 9,858,533 Arcelor convertible bonds (OCEANEs 2017) have been tendered; represent, on a fully-diluted basis, 91.88% of Arcelor’s share capital and 91.97% of Arcelor’s voting rights.
•	As a result, 665.6 million new Mittal Steel shares will be issued as consideration for the offer and the cash portion of the total offer consideration will be approximately €7.78billion.
The cash portion of the offer was financed with cash resources available to the Company,i.e., its €5 billion credit facility and its €2.8 million bridge facility. Both of these facilities were entered into to finance the cash portion of the offer.
In addition, the settlement of the offer made in the initial offering period, the delivery of the Mittal Steel shares offered, the payment of the cash consideration and the listing of the new Mittal Steel shares issued as consideration on Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange, the New York Stock Exchange and the stock exchanges of Barcelona, Bilbao, Valencia and Madrid, occurred on August 1,2006.
Pursuant to Luxembourg and Belgian laws, the Company has commenced a subsequent offering period of the offer in Belgium, France, Luxembourg, Spain and the U.S., lasting from July 27, 2006 to August 17, 2006. The subsequent offering period will have the same terms and conditions as the initial offering period that ended on July 13, 2006 (except forthe minimum tender condition, which has already been met).
Pursuant to Luxembourg law, after the end of the subsequent offering period, Arcelor's remaining shareholders will be entitled to initiate proceedings to sell their shares to Mittal Steel. Consideration for such sale may be, at the discretion of Mittal Steel, either the same consideration as offered in the offer, with the cash secondary offer being uncapped, or a cash option only at a price of Euros 40.40 per Arcelor share. This sell-outright must be exercised during the three-month period starting on August 18, 2006 and ending on November 17, 2006. A further press release will detail the terms and conditions of this sell-out right.
•	Following the announcement of the final results of the offer, on July 26, 2006 Standard & Poor’s lowered its long-term corporate credit rating on the Company from “BBB+” to“BBB” and removed the rating from CreditWatch with negative implications.

Outlook for third quarter 2006
Operating income is expected to increase by approximately 25% in Q306 on Q206 levels.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION (UNDER US GAAP)

MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS

Balance sheet		As of

	June 30,	March 31,	December 31,
In millions of US dollars	2006	2006	2005
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current Assets
Cash and cash equivalents	$ 2,121	$ 2,051	$ 2,035
Restricted cash	1,054	85	100
Short-term investments	14	15	14
Trade accounts receivable – net	2,895	2,957	2,287
Inventories	5,856	5,839	6,036
Prepaid expenses and other	1,022	1,116	1,040
current assets
Deferred tax assets	195	174	200

Total Current Assets	13,157	12,237	11,712

Property, plant and equipment –	15,329	15,555	15,539
net
Investments in affiliates and	1,154	1,178	1,187
joint ventures
Deferred tax assets	914	885	785
Goodwill and intangible assets	1,898	1,671	1,439
Other assets	343	357	380

Total Assets	$32,795	$31,883	$31,042

LIABILITIES AND SHAREHOLDERS’
EQUITY
Current Liabilities
Payable to banks and current	$ 169	$ 376	$ 334
portion of long-term debt
Trade accounts payable	2,617	2,482	2,504
Accrued expenses and other	2,865	2,701	2,661
current liabilities
Deferred tax liabilities	160	140	116

Total Current Liabilities	5,811	5,699	5,615

Long-term debt, net of current	8,089	7,940	7,974
portion
Deferred tax liabilities	1,463	1,445	1,602
Deferred employee benefits	2,606	2,634	2,506
Other long-term obligations	1,268	1,385	1,361

Total Liabilities	19,237	19,103	19,058

Minority Interest	2,015	1,904	1,834

Shareholders’ Equity
Common shares	60	60	60
Treasury stock	(90)	(110)	(111)
Additional paid-in capital	2,479	2,458	2,456
Retained earnings	9,470	8,543	7,891
Accumulated other	(376)	(75)	(146)
comprehensive income (loss)

Total Shareholders’ Equity	11,543	10,876	10,150

Total Liabilities and Shareholders’	$32,795	$31,883	$31,042
Equity

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION (UNDER US GAAP)

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF INCOME DATA & OTHER INFORMATION

	Three Months Ended			Six Months Ended

In millions of US dollars, except	June 30,	March 31,	June 30,	June 30,	June 30,
shares, per share and shipment data	2006	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

STATEMENTS OF INCOME DATA
Sales	$ 9,230	$ 8,430	$ 7,604	$ 17,660	$ 14,028
Costs and expenses:
Cost of sales (exclusive of	7,237	6,854	5,748	14,091	10,037
depreciation shown separately)
Depreciation	261	287	192	548	355
Selling, general and administrative expenses	267	291	273	558	526
Other operating (income) expense	(52)	(19)	-	(71)	-
- net
	7,713	7,413	6,213	15,126	10,918
Operating income	1,517	1,017	1,391	2,534	3,110
Operating margin	16.4%	12.1%	18.3%	14.3%	22.2%
Other income (expense) – net	3	7	35	10	40
Income from equity method	13	25	32	38	47
investments
Financing costs:
Interest (expense)	(142)	(130)	(88)	(272)	(146)
Interest income	40	20	33	60	58
Net gain (loss) from foreign	75	5	4	80	17
exchange transactions
	(27)	(105)	(51)	(132)	(71)
Income before taxes and minority	1,506	944	1,407	2,450	3,126
interest
Income tax expense:
Current	281	151	161	432	451
Deferred	89	(35)	4	54	111

	370	116	165	486	562

Income before minority interest	1,136	828	1,242	1,964	2,564

Minority interest	(121)	(85)	(152)	(206)	(327)

Net income	$ 1,015	$ 743	$ 1,090	$ 1,758	$ 2,237

Basic earnings per common share	$1.44	$1.06	$1.57	$2.49	$3.35

Diluted earnings per common share	1.44	1.05	1.57	2.49	3.35

Weighted average common shares	705	704	695	705	669
outstanding (in millions)
Diluted weighted average common	706	706	695	706	669
shares outstanding (in millions)

OTHER INFORMATION
Total shipments of steel products	16,763	15,597	12,181	32,360	22,560
including inter-company shipments
(thousands of short tons)

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION (UNDER US GAAP)

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended			Six Months Ended

In millions of US dollars	June 30,	March 31,	June 30,	June 30,	June 30,
	2006	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating activities:
Net income	$ 1,015	$ 743	$ 1,090	$ 1,758	$ 2,237
Adjustments to reconcile net
income to net cash provided
by operations:
Depreciation	261	287	192	548	355
Net accretion of purchased intangibles	(101)	(89)	(42)	(190)	(42)
Net foreign exchange loss (gain)	32	(3)	(7)	29	(12)
Deferred income tax	89	(35)	(17)	54	90
Income from equity method	(31)	(24)	-	(55)	-
investment
Distribution from equity	13	12	(14)	25	(24)
method investments
Loss (gain) on sale of	14	2	(15)	16	(15)
property plant & equipment
Minority interest	121	85	152	206	327
Other non cash operating	(18)	(29)	(22)	(47)	(10)
activities (net)
Changes in operating assets
and liabilities, net of effects
from acquisitions:
Trade accounts receivable	2	(544)	448	(542)	274
Short-term investments	-	-	(8)	-	(8)
Inventories	(64)	308	210	244	(105)
Prepaid expenses and other assets	11	(14)	(141)	(3)	(228)
Trade accounts payable	188	(104)	(542)	84	(621)
Accrued expenses and other liabilities	148	(211)	(151)	(63)	(124)
Deferred employee benefit costs	39	4	(150)	43	(146)

Net cash provided by	1,719	388	983	2,107	1,948
operating activities

Investing activities:
Purchase of property, plant	(348)	(263)	(255)	(611)	(460)
and equipment
Proceeds from sale of assets	15	4	37	19	29
and investments
including affiliates and
joint ventures
Acquisition of net assets of	(2)	(32)	(1,306)	(34)	(1,306)
subsidiaries, net of cash
acquired
Investments in affiliates and	3	1	22	4	22
joint ventures - net

Restricted cash	(969)	15	(97)	(954)	(542)

Other investing activities	11	(3)	(1)	8	(1)
(net)

Net cash used in investing	(1,290)	(278)	(1,600)	(1,568)	(2,258)
activities

Financing activities:
Proceeds from payable to banks	33	13	824	46	1,344
Proceeds from long-term debt	4,183	179	3,080	4,362	3,099
Debt issuance cost	(57)	-	(10)	(57)	(10)
Payments of payable to banks	(108)	(20)	(707)	(128)	(1,215)
Payments of long-term debt	(4,222)	(165)	(1,208)	(4,387)	(1,324)
Purchase of treasury stock	-	1	-	1	-
Sale of treasury stock for	3	(2)	4	1	6
stock option exercised
Dividends paid (includes $48	(105)	(136)	(1,375)	(241)	(1,801)
of dividend paid to
minority shareholders
during the first quarter
2006; $nil for second
quarter 2005 and $150
for the first quarter 2005)
Other financing activities (net)	-	-	(18)	-	(18)

Net cash provided by (used in)	(273)	(130)	590	(403)	81
financing activities

Net increase (decrease) in	156	(20)	(27)	136	(229)
cash and cash equivalents

Effect of exchange rate	(86)	36	(95)	(50)	(217)
changes on cash

Cash and cash equivalents:
At the beginning of the period	2,051	2,035	2,171	2,035	2,495

At the end of the period	$2,121	$2,051	$2,049	$2,121	$2,049

Mittal Steel Company N.V.
Appendix 1 – Quarter 2 2006
Unaudited Reconciliation of US GAAP financials to IFRS

US GAAP to IFRS reconciliation

The Company considers US GAAP as its primary GAAP. The statutory financial statements of Mittal Steel are prepared in accordance IFRS. To provide an understanding of the differences between US GAAP and IFRS, the effect on consolidated shareholders’ equity and net income are described in the following table and notes:

	June 30, 2006	June 30, 2005

Shareholders’ equity as reported in accordance with US	$11,543	$9,190
Minority GAAP interest as reported in accordance with US GAAP	2,015	1,756

	13,558	10,946
Adjustments recorded to comply with IFRS
Employee benefits (see note 1)	1,349	1,020
Business combinations (see note 2)	3,219	3,625
Other (see note 3)	1	1
Tax effect on the above (see note 4)	(1,286)	(1,081)

Total increase	3,283	3,565

Total equity as reported in accordance with IFRS	$16,841	$14,511

	Six months	Six months
	ended June 30,	ended June 30,
	2006	2005

Net income as reported in accordance with US GAAP	$1,758	$2,237
Minority interest as reported in accordance with US GAAP	206	327

Total under US GAAP (including minority interest)	1,964	2,564
Adjustments recorded to comply with IFRS
Employee benefits (see note 1)	(21)	(14)
Business combinations (see note 2)	(225)	17
Other (see note 3)	(23)	(4)
Tax effect on the above (see note 4)	4	28

Total (decrease) / increase	(265)	27

Net income as reported in accordance with IFRS	$1,699	$2,591

Notes to the reconciliation from US GAAP to IFRS

1) Employee benefits

Under US GAAP past service cost is amortized over the remaining working lives for both vested and unvested rights, whereas under IFRS only unvested rights remain unrecognized. Under US GAAP a company is required to recognize a minimum pension liability if certain conditions have been met. IFRS does not require such a minimum pension liability.

2) Business combinations

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. Under IFRS negative goodwill is directly recognized in the income statement. Because the carrying amount of non current assets is higher under IFRS, the depreciation in the income statement increases proportionally.

Under IFRS, the requirements for including a restructuring provision in the liabilities assumed in a business combination are more stringent than under US GAAP. In 2006 additional purchase accounting liabilities were recorded, which do not qualify for IFRS. Also additional values were assigned to assets acquired and liabilities assumed, which were equal for IFRS and US GAAP. As the adjustment to assets acquired exceeded the adjustment to liabilities assumed, additional negative goodwill income was recognized to an amount of $51 million (net of tax). The difference is included in opening equity in accordance with IFRS 3. As a consequence, expenses recorded against the provision under US GAAP are expensed under IFRS.

3) Other

Other adjustments relate mostly to measurement of inventory. Under IFRS inventory is measured on the basis of First In – First Out (FIFO). Under US GAAP the Company measures certain inventory on the basis of Last In – First Out (LIFO). This measurement is adjusted for IFRS.

4) Deferred income tax

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. A corresponding tax asset for the temporary difference created is recorded, less a valuation allowance, if applicable. Under IFRS, negative goodwill is directly recognized in the income statement with no tax asset recorded.

Mittal Steel Company N.V.
Appendix 2 – Quarter 2 2006
Shipments by country (Thousands of short tons)

	Three Months Ended

	June 30, 2006	March 31, 2006	June 30, 2005
Americas
United States of America	5,095	5,154	3,799
Mexico	1,005	937	1,073
Canada	538	466	357
Trinidad	226	193	194

TOTAL AMERICAS	6,864	6,750	5,423

Europe
West Europe (Germany and France)	1,003	970	798
Poland	1,337	1,321	1,052
Romania	1,309	1,251	1,399
Czech Republic	836	833	555
Ukraine	2,022	1,289	-
Others	276	176	237

TOTAL EUROPE	6,783	5,840	4,041

Asia and Africa
Kazakhstan	983	915	790
South Africa	1,802	1,761	1,652
Algeria	331	331	275

TOTAL ASIA AND AFRICA	3,116	3,007	2,717

MITTAL STEEL COMPANY N.V.	16,763	15,597	12,181

  Amounts for total shipments of steel products (including inter-company shipments).
  The above analysis includes results of Mittal Steel USA ISG Inc. from April 15, 2005 andthe results of certain former Stelco subsidiaries from February 1, 2006 (within Americas region), and the results of Mittal Steel Kryviy Rih (within European region) from November 26, 2005.

 Mittal Steel Company N.V.
 Appendix 3- Quarter 2 2006
 Key Financial and operational
 information (Under US GAAP)

Amounts in millions of US dollars	Americas	Europe	Asia &	Elimination	Mittal
unless otherwise stated			Africa		Steel
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Financial Information
Sales	$4,200	$3,480	$1,744	$(194)	$9,230

Cost of sales (exclusive of	3,556	2,597	1,279	(195)	7,237
depreciation)

Gross profit (before deducting depreciation)	644	883	465	1	1,993
Gross margin (as percentage of sales)	15.3%	25.4%	26.7%		21.6%

Depreciation	115	80	66	-	261
Selling, general and administrative	81	134	75	(23)	267
expenses
Other Operating Expenses (Income)	-	(50)	(2)	-	(52)

Operating income	448	719	326	24	1,517
Operating margin (as percentage of sales)	10.7%	20.7%	18.7%		16.4%

EBITDA*	561	914	461	(67)	1,869
EBITDA margin ( as percentage of sales)	13.4%	26.3%	26.4%		20.2%

Capital expenditure	113	135	100	-	348

Operational Information
Liquid Steel Production ('000 MT)	7,001	6,498	3,176		16,675
Liquid Steel Production ('000 ST)	7,718	7,163	3,501		18,382

Shipments ('000 MT)	6,227	6,153	2,827		15,207
Shipments ('000 ST)	6,864	6,783	3,116		16,763

Employees	25,300	125,900	69,400		220,600

*	EBITDA is income before tax and minority interest plus interest plus depreciation
•	Shipment numbers include intercompany shipments.
•	Sales as per statement of income above, includes other non-steel product sales (rawmaterials etc) and other sales (non-product). When computing average selling prices only steel sales are considered.
•	Sales and cost of sales include shipping and handling fees as per EITF Issue No. 00-10.

Mittal Steel Company N.V.
Appendix 3- 1H 2006
Key Financial and operational
information (Under US GAAP)

Amounts in millions of US dollars	Americas	Europe	Asia &	Elimination	Mittal
unless otherwise stated			Africa		Steel
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Financial Information
Sales	$8,347	$6,395	$3,301*	$(383)*	$17,660

Cost of sales (exclusive of	7,153	4,930	2,424*	(416)*	14,091
depreciation)

Gross profit (before deducting depreciation)	1,194	1,465	877	33	3,569
Gross margin (as percentage of sales)	14.3%	22.9%	26.6%		20.2%

Depreciation	235	182	131	-	548
Selling, general and administrative expenses	173	292	137	(44)	558
Other Operating Expenses (Income)	-	(71)	-	-	(71)

Operating income	786	1,062	609	77	2,534
Operating margin (as percentage of sales)	9.4%	16.6%	18.4%		14.3%

EBITDA**	1,022	1,392	878	(82)	3,210
EBITDA margin ( as percentage of sales)	12.2%	21.8%	26.6%		18.2%

Capital expenditure	188	246	177	-	611

Operational Information
Liquid Steel Production ('000 MT)	14,006	12,503	5,927		32,436
Liquid Steel Production ('000 ST)	15,439	13,783	6,533		35,755

Shipments ('000 MT)	12,350	11,451	5,555		29,356
Shipments ('000 ST)	13,614	12,623	6,123		32,360

Employees	25,300	125,900	69,400		220,600

*	First quarter 2006 figures have been reclassed
**	EBITDA is income before tax and minority interest plus interest plus depreciation
•	Shipment numbers include intercompany shipments.
•	Sales as per statement of income above, includes other non-steel product sales (rawmaterials etc) and other sales (non-product). When computing average selling prices only steel sales are considered.
•	Sales and cost of sales include shipping and handling fees as per EITF Issue No. 00-10.

Appendix 4
MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION (UNDER IFRS)
MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS

Balance sheet

		As of
	June 30,	March 31,	December 31,
In millions of US dollars	2006	2006	2005
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$ 2,121	$ 2,051	$ 2,035
Restricted cash	1,054	85	100
Short-term investments	14	15	14
Trade accounts receivable – net	2,895	2,957	2,287
Inventories	5,849	5,825	5,994
Prepaid expenses and other current assets	1,010	1,116	1,040

Total Current Assets	12,943	12,049	11,470

Property, plant and equipment – net	18,888	18,928	18,651
Investments in affiliates and joint ventures	1,170	1,195	927
Deferred tax assets	479	367	314
Goodwill and intangible assets	1,751	1,715	1,706
Other assets	276	370	691

Total Assets	35,507	$34,624	$33,759

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Payable to banks and current portion of	169	$ 376	$ 334
long-term debt
Trade accounts payable	2,617	2,482	2,504
Accrued expenses and other current	2,956	2,701	2,661
liabilities

Total Current Liabilities	5,742	5,559	5,499

Long-term debt, net of current portion	8,089	7,940	7,974
Deferred tax liabilities	2,305	2,205	2,253
Deferred employee benefits	1,195	1,198	1,054
Other long-term obligations	1,335	1,419	1,395

Total Liabilities	18,666	18,321	18,175

Shareholders’ Equity
Common shares	60	60	60
Treasury stock	(90)	(110)	(111)
Additional paid-in capital	2,262	2,241	2,239
Retained earnings	11,735	10,926	10,407
Other reserves	579	989	828

Equity attributable to the equity holders of the parent	14,546	14,106	13,423
Minority Interest	2,295	2,197	2,161

Total Equity	16,841	16,303	15,584

Total Liabilities and Shareholders’ Equity	$35,507	$34,624	$33,759

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION (UNDER IFRS)
MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF INCOME DATA & OTHER INFORMATION

	Three Months Ended		Six Months Ended

In millions of US dollars, except shares, per	June 30,	March 31,	June 30,	June 30,
share and shipment data	2006	2006	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
STATEMENTS OF INCOME DATA
Sales	$ 9,230	$ 8,430	$ 17,660	$ 14,028
Costs and expenses:
Cost of sales (exclusive of depreciation shown	7,318	6,849	14,167	10,054
separately)
Depreciation	342	357	699	485
Selling, general and administrative expenses	266	291	557	527
Other operating (income) expense - net	(55)	(19)	(74)	-

	7,871	7,478	15,349	11,066
Operating income	1,359	952	2,311	2,962
Operating margin	14.7%	11.3%	13.1%	21.1%
Other income (expense) – net	(6)	7	1	187
Income from equity method investments	13	25	38	47
Financing costs:
Interest (expense)	(150)	(200)	(350)	(146)
Interest income	40	20	60	58
Net gain (loss) from foreign exchange transactions	90	5	95	17

	(20)	(175)	(195)	(71)
Income before taxes and minority interest	1,346	809	2,155	3,125
Income tax expense:
Current	281	151	432	451
Deferred	58	(34)	24	83

	339	117	456	534

Income before minority interest	1,007	692	1,699	2,591
Minority interest	(110)	(82)	(192)	(324)

Net income	$ 897	$ 610	$ 1,507	$ 2,267

Basic earnings per common share	$1.27	$0.87	$2.14	$3.39

Diluted earnings per common share	$1.27	0.86	2.13	3.39

Weighted average common shares outstanding	705	704	705	669
(in millions)
Diluted weighted average common shares	706	706	706	669
outstanding (in millions)
OTHER INFORMATION
Total shipments of steel products including	16,763	15,597	32,360	22,560
inter-company shipments (thousands of short
tons)

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION (UNDER IFRS)
MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three
	Months
	Ended	Six Months Ended

In millions of US dollars	June 30,	June 30,	June 30,
	2006	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities:
Net income	$ 1,007	$ 1,699	$ 2,591
Adjustments to reconcile net income to net
cash provided by operations:
Depreciation	342	699	485
Net accretion of purchased intangibles	(101)	(190)	(42)
Net foreign exchange loss (gain)	32	29	(12)
Deferred income tax	108	50	62
Income from equity method investment	(31)	(55)	-
Distribution from equity method investments	13	25	(24)
Loss (gain) on sale of property plant & equipment	14	16	(15)
Other non cash operating activities (net)	(1)	(48)	(153)
Changes in operating assets and liabilities, net
of effects from acquisitions:
Trade accounts receivable	2	(542)	274
Short-term investments	-	-	(8)
Inventories	(64)	260	(105)
Prepaid expenses and other assets	11	(3)	(228)
Trade accounts payable	188	84	(621)
Accrued expenses and other liabilities	148	18	(124)
Deferred employee benefit costs	51	65	(132)

Net cash provided by operating activities	1,719	2,107	1,948

Investing activities:
Purchase of property, plant and equipment	(348)	(611)	(460)
Proceeds from sale of assets and investments	15	19	29
including affiliates and joint ventures
Acquisition of net assets of subsidiaries, net	(2)	(34)	(1,306)
of cash acquired
Investments in affiliates and joint ventures - net	3	4	22
Restricted cash	(969)	(954)	(542)
Other investing activities (net)	11	8	(1)

Net cash used in investing activities	(1,290)	(1,568)	(2,258)

Financing activities:
Proceeds from payable to banks	33	46	1,344
Proceeds from long-term debt	4,183	4,362	3,099
Debt issuance cost	(57)	(57)	(10)
Payments of payable to banks	(108)	(128)	(1,215)
Payments of long-term debt	(4,222)	(4,387)	(1,324)

Purchase of treasury stock	-	1	-
Sale of treasury stock for stock option	3	1	6
exercised
Dividends paid (includes $48 of dividend paid	(105)	(241)	(1,801)
to minority shareholders during the first
quarter 2006; $nil for second quarter 2005
and $150 for the first quarter 2005)

Other financing activities (net)	-	-	(18)

Net cash provided by (used in) financing activities	(273)	(403)	81

Net increase (decrease) in cash and cash equivalents	156	136	(229)

Effect of exchange rate changes on cash	(86)	(50)	(217)

Cash and cash equivalents:
At the beginning of the period	2,051	2,035	2,495

At the end of the period	$2,121	$2,121	$2,049